SECUR[illegible] N

17008991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 02 2017
Washington DC
416

SEC FILE NUMBER
8-69479

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) **AND ENDING** 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Velocity Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Second Avenue, Suite 2400
(No. and Street)

San Diego, CA 92101
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston (619) 954-7788
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson, CPA
(Name - if individual, state last, first, middle name)

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Douglas Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Velocity Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Chief Financial Officer

Title

see attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 1st (*Date*) day of March (*Month*), 2017 (*Year*), by
(1) Douglas Livingston
(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MAUREEN E. O'CONNOR
Notary Public - California
San Diego County
Commission # 2176987
My Comm. Expires Jan 21, 2021

Signature Maureen E O'Con
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Audited Financials **Document Date:** MAR 1, 2017

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Velocity Capital LLC
San Diego, California

I have audited the accompanying statement of financial condition of Velocity Capital LLC as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Velocity Capital LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Velocity Capital LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Velocity Capital LLC's financial statements. The supplemental information is the responsibility of Velocity Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2017

VELOCITY CAPITAL LLC

Statement of Financial Condition

December 31, 2016

ASSETS

Cash and cash equivalents	$ 1,584,797
Deposit with clearing organizations	50,015
Receivables from other broker-dealers	522,438
Other current assets	11,829
Furniture and equipment, less accumulated depreciation of $2,965	13,567
Security deposits	7,068
Total assets	$ 2,189,714

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 87,440
Total liabilities	$ 87,440
Members' Equity	2,102,274
Total liabilities and member's equity	$ 2,189,714

See notes to financial statements.

VELOCITY CAPITAL LLC

Statement of Income

Year Ended December 31, 2016

Revenues	
Service Revenue	2,713,191
Other Revenue	25,951
Interest Revenue	$ 470
Total revenues	2,739,612
Expenses	
General and administrative expenses	782,363
Rebate interest	361,039
Salaries & benefits	230,634
Information services and communications	75,672
Professional fees	49,471
Occupancy	44,087
Regulatory fees	15,533
Depreciation	2,652
Total expenses	1,561,451
Net Income	$ 1,178,161

See notes to financial statements.

VELOCITY CAPITAL LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2016

Balance, beginning of year	$ 509,113
Capital Contributions	502,440
Net Income	1,178,161
Balance, end of year	$ 2,189,714

See notes to financial statements.

VELOCITY CAPITAL LLC

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 1,178,161
Adjustments to reconcile net income to net cash provided in operating activities	
Depreciation	2,652
Changes in operating assets and liabilities	
Accounts receivable	(572,453)
Prepaid and other assets	(11,828)
Accounts payable and accrued liabilities	87,440
Net cash provided in operating activities	683,972
Cash flows used in investing activities	
Capital expenditures	(14,339)
Net cash provided in investing activities	(14,339)
Cash flows from financing activities	
Capital contributions	415,000
Net increase in cash	1,084,633
Cash and cash equivalents, Beginning of year	500,164
End of year	$ 1,584,797
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ -

See notes to financial statements.

VELOCITY CAPITAL LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Velocity Capital, LLC (the "Company"), a Nevada corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. The Company is subject to audit by the taxing agencies for years ending December 31, 2014 and 2015.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Accounts Receivable. Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016.

There were no levels to measure at December 31, 2016.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in March 2017. Rent expense was $44,087 for the year ended December 31, 2016. For year ending December 31, 2017 future minimum lease payments are $5,307. A $3,000 security deposit is held by the landlord pursuant to the lease agreement.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2016, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 0.06 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $1,547,372 which was $1,447,372 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

6. FURNITURE AND EQUIPMENT

Furniture and equipment	$16,532
Less: Accumulated Depreciation	2,965
	$13,567

Depreciation expense for the year ended December 31, 2016 was $2,652.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 10, 2017 the date at which the financial statements were issued, and determined there has been 262,002 in capital distributions.

*****

VELOCITY CAPITAL LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2016

	Audited	Focus
Total members' equity	$ 2,102,274	$ 2,102,274
Less non-allowable assets		
Receivables from BD	522,439	522,439
Furniture and equipment	13,567	13,567
Prepaid and other assets	18,896	18,896
Net capital before haircuts on security positions	1,547,372	1,547,372
Less haircuts on security positions		
Options	0	0
Other securities	0	0
Undue concentration	0	0
Net capital	1,547,372	1,547,372
Minimum net capital required	100,000	100,000
Excess net capital	$ 1,447,372	$ 1,447,372
Total aggregate indebtedness	$ 87,440	$ 87,440
Ratio of aggregate indebtedness to net capital	0.06	0.06

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2016.*

VELOCITY CAPITAL LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

VELOCITY CAPITAL LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

Assertions Regarding Exemption Provisions

I, as a member of management of Velocity Capital, LLC, a Nevada limited liability company ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Velocity Capital, LLC,

By:

[signature], CFO

(Name and Title)

February 10, 2017

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Velocity Capital LLC
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Velocity Capital LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Velocity Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Velocity Capital LLC, stated that Velocity Capital LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Velocity Capital LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Velocity Capital LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2017

ORIGIN ID:SANA (877) 866-9111
DOUG LIVINGSTON
DOUG LIVINGSTON
16885 VIA DEL CAMPO CT STE 120
SAN DIEGO, CA 92127
UNITED STATES US

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ORIGIN ID:SANA (877) 866-9111
DOUG LIVINGSTON
DOUG LIVINGSTON
16885 VIA DEL CAMPO CT STE 120
SAN DIEGO, CA 92127
UNITED STATES US

SHIP DATE: 01MAR17
ACTWGT: 0.50 LB
CAD: 107184289/INET3850

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VELOCITY CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR YEAR ENDING DECEMBER 31, 2016

-

VELOCITY CAPITAL LLC

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